

National Bank of Canada /FI/
CIK #: 0000926171

Summary of Changes: SBSE-A Amendment

1. Execution Date:
   a. Original = March 7, 2022
   b. Revised = April 22, 2022
2. Schedule A (List of Principals)
   a. Removed Ghislain Parent
   b. Added Marie-Chantal Gingras
3. Schedule F – date for signature
   a. Original = March 7, 2022
   b. Revised = April 22, 2022
4. Documents - CFTC Form 7R amendments
   a. May 25, 2021 – Business Information: Location of Business Records updated
   b. December 18, 2022 – Enforcement Contact (Paul Libretta) deleted
   c. December 18, 2022 – Enforcement Contact (Anne Montminy) added
   d. April 1, 2022 – US Regulator (SEC) added